UNITED STATES SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						FORM 12b-25		   SEC FILE NUMBER
									   0001059404

NOTIFICATION OF LATE FILING					   COMMISSION FILE NUMBER
									   000-30928

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

For Period Ended: September 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

	Path 1 Network Technologies Inc.

Address of Principal Executive Office:

	3636 Nobel Drive, Suite 275
	San Diego, CA  92122


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company could not complete the Form 10-Q within the prescribed time because of additional time required by the Company to complete the required notes to the financial statements and Management's Discussion and Analysis as it relates to the disclosure of certain subsequent events.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

	    Richard B. Slansky, Chief Financial Officer	(858) 450-4220

	(2) Have all other periodic reports required under Section
          13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	    [X]Yes  [ ]No

	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
	    year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X]Yes  [ ]No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	    Excluding adjustments for stock-based compensation, the pro forma net loss of US$1.8 million for the three-month period ended September 30, 2000 is significantly higher than the pro forma net loss of US$541,000 for the three month period ended September 30, 1999. This is primarily due to increased expenditures for research and development related to the Company's core technology and a build-up of the Company's infrastructure. The greater cash resources resulted from private placement funding effort and a strategic partnership with Leitch Technology Corporation.


SIGNATURE


PATH 1 NETWORK TECHNOLOGIES INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2000			By: /s/ RICHARD B. SLANSKY
						    -------------------------------
						    Richard B. Slansky
						    Chief Financial Officer